                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  11 December, 2008

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

1
1
 December
 2008

DIRECTORATE
CHANGE

A
llied Irish Banks, p.l.c., ("AI
B
")

[NYSE: AIB]

announce
s
 the
following
Non-Executive
Director
changes:

The term of
Mr. Mike Sullivan
, Senior Independent Director,
has been extended
f
rom
31 December 2008
;

he will retire from the Board at the Annual General Meeting on 29 April 2009.

Mr. David Pritchard has been appointed Senior Independent Director
, to take effect on Mr. Sullivan's retirement from the Board on 29 April 2009
.

Mr. Bernard Somers has
indicated
that he intends to resign from the Board on 31 December 2008, in order to avoid conflicts of interest arising between his fiduciary
duty as a Director and his work as Principal of Somers & Associates, corporate restructuring consultants. The Board has accepted his resignation with regret.

Mr. Dermot Gleeson, Chairman of the Board, in thanking Mr. Somers for his contribution to AIB, said
:

"Bernard Somers has made a major contribution to AIB over the past three years. We are sorry to lose his expertise, but we fully understand that, because of the current economic climate, the demands on his own corporate restructuring consultancy business are high
. We also understand that
his continuation on the Board would
 have
 preclude
d
 him from developing that business, having regard to the potential for conflicts of interest to arise. We thank him for his contribution
,
 and we
 wish him well
 for the future
.
"

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  11 December, 2008

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.